UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SIBANYE GOLD LIMITED

(Name of Issuer)

Ordinary Shares (no par value)

(Title of Class of Securities)

S7627H100

(CUSIP Number)

Yin Linsheng

Gold One South Africa (Pty) Ltd.

Postnet Suite 415

Private Bag X75

Bryanston

Gauteng 2021, South Africa

+27 87 255 6900

With a copy to:

Chloe Xu and Jerry Li

Baiyin International Investment Ltd.

1701, E2 Oriental Plaza,

 No.1 East Chang’an Ave,

 Beijing, China

 100738

+86 10 85181103

June 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One South Africa SPV (RF) (Pty) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Africa

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 438,349,422

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 438,349,422

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,349,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.42%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Percentage calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as disclosed in the announcement made by Sibanye Gold Limited on June 7, 2019 titled “Sibanye-Stillwater’s acquisition of Lonmin – Scheme becomes Effective”.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One South Africa (Pty) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Africa

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 438,349,422

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 438,349,422

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,349,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.42%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Percentage calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as disclosed in the announcement made by Sibanye Gold Limited on June 7, 2019 titled “Sibanye-Stillwater’s acquisition of Lonmin – Scheme becomes Effective”.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One North Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 438,349,422

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 438,349,422

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,349,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.42%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Percentage calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as disclosed in the announcement made by Sibanye Gold Limited on June 7, 2019 titled “Sibanye-Stillwater’s acquisition of Lonmin – Scheme becomes Effective”.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One Group Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 438,349,422

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 438,349,422

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 438,349,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.42%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Percentage calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as disclosed in the announcement made by Sibanye Gold Limited on June 7, 2019 titled “Sibanye-Stillwater’s acquisition of Lonmin – Scheme becomes Effective”.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Baiyin Precious Metals Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 448,891,942(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 448,891,942(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 448,891,942(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.81%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)         Includes (i) 438,349,422 ordinary shares held by Gold One South Africa SPV (RF) (Pty) Ltd. (“Gold One South Africa SPV”) (for which this Reporting Person may be deemed a beneficial owner) and (ii) 10,542,520 ordinary shares issuable upon the conversion of 2,635,630 American Depositary Shares (“ADSs”) held by BCX Gold Investment Holdings Limited (“BCX Gold”), a wholly owned subsidiary of this Reporting Person (for which this Reporting Person may be deemed a beneficial owner).

(2)         Percentage calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as disclosed in the announcement made by Sibanye Gold Limited on June 7, 2019 titled “Sibanye-Stillwater’s acquisition of Lonmin – Scheme becomes Effective”.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Baiyin Nonferrous Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 448,891,942(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 448,891,942(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 448,891,942(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.81%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)         Includes (i) 438,349,422 ordinary shares held by Gold One South Africa SPV (for which this Reporting Person may be deemed a beneficial owner) and (ii) 10,542,520 ordinary shares issuable upon the conversion of 2,635,630 ADSs held by BCX Gold (for which this Reporting Person may be deemed a beneficial owner).

(2)         Percentage calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as disclosed in the announcement made by Sibanye Gold Limited on June 7, 2019 titled “Sibanye-Stillwater’s acquisition of Lonmin – Scheme becomes Effective”.

Introduction

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed to report a greater than 1% decrease in the percentage of shares beneficially owned by the reporting persons solely as a result of an increase in the aggregate number of ordinary shares of the Issuer outstanding.  Except as set forth herein, there are no changes to the original Schedule 13D filed on January 9, 2015, as amended by Amendment No. 1 and Amendment No. 2 (collectively, the “Original Schedule 13D”).  The Original Schedule 13D, as amended by this Amendment No. 3 is hereinafter referred to as the “Schedule 13D”.

Item 2. Identity and Background.

There have been no changes to Item 2 of the Original Schedule 13D, except that Pengfei Li (originally listed on Schedule A as a director of Gold One Group Ltd.) is no longer a director of Gold One Group Ltd.

Item 5. Interest in Securities of the Issuer.

(a)                                 As of the date of this Schedule 13D, Gold One South Africa SPV (RF) (Pty) Ltd. (“Gold One South Africa SPV”), Gold One South Africa (Pty) Ltd. (“Gold One South Africa”), Gold One North Ltd. (“Gold One North”) and Gold One Group Ltd. (“Gold One Group”) beneficially own an aggregate of 438,349,422 ordinary shares, or 16.42% of the Issuer’s issued and outstanding ordinary shares.  Baiyin Precious Metals Investments Ltd. (“BPM”) and Baiyin Nonferrous Group Co., Ltd. (“Baiyin Nonferrous”) beneficially own an aggregate of 448,891,942 ordinary shares, or 16.81% of the Issuer’s issued and outstanding ordinary shares, which includes (i) 438,349,422 ordinary shares held directly by Gold One South Africa SPV and (ii) 10,542,520 ordinary shares issuable upon conversion of 2,635,630 ADSs held by BCX Gold Investment Holdings Limited (“BCX Gold”), a wholly owned subsidiary of BPM.

The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 2,670,029,252 ordinary shares issued and outstanding as of June 7, 2019, as disclosed in the announcement made by Sibanye Gold Limited on June 7, 2019 titled “Sibanye-Stillwater’s acquisition of Lonmin — Scheme becomes Effective”.

(b)                                 As of the date of this Schedule 13D, Gold One South Africa SPV, Gold One South Africa, Gold One North, Gold One Group are deemed to share voting and dispositive power with respect to the 438,349,422 ordinary shares held directly by Gold One South Africa SPV. BPM and Baiyin Nonferrous are deemed to share voting and dispositive power with respect to 448,891,942 ordinary shares, or 16.81%, which includes (i) the 438,349,422 ordinary shares held directly by Gold One South Africa SPV and (ii) the 10,542,520 ordinary shares issuable upon conversion of 2,635,630 ADSs held by BCX Gold, a wholly owned subsidiary of BPM.

(c)                                  To the knowledge of the Reporting Persons, none of the persons named in response to Item 5(a) has effected any transactions in the ordinary shares of the Issuer during the past 60 days.

(d)                                 Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e)                                  Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2019

GOLD ONE SOUTH AFRICA (PTY) LTD.

	By:	/s/ Enos Josef Barnard
Name: Enos Josef Barnard
Title: Director

GOLD ONE SOUTH AFRICA SPV (RF) (PTY) LTD.

	By:	/s/ Yin Linsheng
Name: Yin Linsheng
Title: Director

GOLD ONE NORTH LTD.

	By:	/s/ Enos Josef Barnard
Name: Enos Josef Barnard
Title: Director

GOLD ONE GROUP LTD.

	By:	/s/ Yuan Jiyu
Name: Yuan Jiyu
Title: Director

BAIYIN PRECIOUS METALS INVESTMENTS LTD.

	By:	/s/ Yuan Jiyu
Name: Yuan Jiyu
Title: Director

BAIYIN NONFERROUS GROUP CO., LTD.

	By:	/s/ Xie Chunsheng
Name: Xie Chunsheng
Title: Securities Affairs Representative